

May 3, 2022

Henry R. Hague, III
Chief Financial Officer
Clever Leaves Holdings Inc.
6501 Congress Avenue, Suite 240
Boca Raton, FL 33487

> **Re: Clever Leaves Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 24, 2022**
> **File No. 001-39820**

Dear Mr. Hague:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Consolidated Statements of Operations and Comprehensive Loss, page 70

1.   We note that you present "Cost of sales, before inventory write-down", which appears to be a non-GAAP measure. Please refer to the guidance in Item 10(e)(1)(ii)(C) of Regulation S-K which prohibits you from presenting non-GAAP measures on the face of your financial statements and revise future filings to comply. Also, revise the similar presentation included on page 56 within MD&A to provide all of the disclosures required by Item 10(e) of Regulation S-K.

Financial Statements
Note 17. Segment Reporting, page 109

2.   We note your disclosures that cannabinoid net sales were mostly outside of the U.S., primarily in Colombia, Israel, Brazil and Australia. Additionally, we note the disclosure that your largest markets in terms of long-lived assets are Colombia and Portugal. If revenues or long-lived assets attributed to an individual foreign country are material, those amounts should be disclosed separately. Refer to ASC 280-10-50-41 and revise future filings to comply.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Eric Atallah at (202) 551-3663 or Tara Harkins, Senior Accountant, at (202) 551-3639 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences